# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET GROUP, INC., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 02/13/2026
Filed by CIK 0001758419
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- Vector Holdco Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 60,578,130; shared voting power 0; sole dispositive power 60,578,130; shared dispositive power 0; aggregate amount beneficially owned 60,578,130 (3.83% of the class)
  Comment: The aggregate amount represents 60,578,130 Class A Ordinary Shares held in the form of American Depositary Shares ("ADSs"), held directly by the Reporting Person. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- BTO Vector Fund ESC (CYM) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 268,998; shared voting power 0; sole dispositive power 268,998; shared dispositive power 0; aggregate amount beneficially owned 268,998 (0.02% of the class)
  Comment: The aggregate number represents 268,998 Class A Ordinary Shares held in the form of ADSs directly held by the Reporting Person. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- BTO Vector Fund FD (CYM) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,565,652; shared voting power 0; sole dispositive power 1,565,652; shared dispositive power 0; aggregate amount beneficially owned 1,565,652 (0.1% of the class)
  Comment: The aggregate number represents 1,565,652 Class A Ordinary Shares held in the form of ADSs held by the Reporting Person. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- BTO Super Holding (NQ) Co. III Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 60,578,130; shared voting power 0; sole dispositive power 60,578,130; shared dispositive power 0; aggregate amount beneficially owned 60,578,130 (3.83% of the class)
  Comment: The aggregate number represents 60,578,130 Class A Ordinary Shares held in the form of ADSs by the Reporting Person. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 60,578,130; shared voting power 0; sole dispositive power 60,578,130; shared dispositive power 0; aggregate amount beneficially owned 60,578,130 (3.83% of the class)
  Comment: The aggregate number represents 60,578,130 Class A Ordinary Shares held in the form of ADSs held by Vector Holdco Pte. Ltd. ("Vector Holdco"). The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- BTO Holdings (Cayman) - NQ Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,834,650; shared voting power 0; sole dispositive power 1,834,650; shared dispositive power 0; aggregate amount beneficially owned 1,834,650 (0.12% of the class)
  Comment: The aggregate number represents 1,834,650 Class A Ordinary Shares held in the form of ADSs. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. (CIK 0001758419): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The aggregate number represents 62,412,780 Class A Ordinary Shares held in the form of ADSs held by Vector Holdco, BTO Vector Fund ESC (CYM) L.P. ("Vector Fund ESC") and BTO Vector Fund FD (CYM) L.P. ("Vector Fund FD") (the "Holders"). The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- BTO GP-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Tactical Opportunities LR Associates (Cayman) - NQ Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Holdings IV L.P. (CIK 0001404077): type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The aggregate number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,412,780; shared voting power 0; sole dispositive power 62,412,780; shared dispositive power 0; aggregate amount beneficially owned 62,412,780 (3.94% of the class)
  Comment: The number represents 62,412,780 Class A Ordinary Shares in the form of ADSs held by the Holders. The percent of class is calculated based upon 1,583,373,683 Class A Ordinary Shares reported by the Issuer to be issued and outstanding as of February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Name of issuer: VNET GROUP, INC.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed by the Reporting Persons on July 2, 2020, as amended by Amendment No. 1 filed on April 8, 2021 ("Amendment No. 1"), Amendment No. 2 filed on February 1, 2022 ("Amendment No. 2") and Amendment No. 3 filed on March 20, 2025 ("Amendment No. 3", and as amended and supplemented by this Amendment No. 4, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value US$0.00001 per share ("Class A Ordinary Shares") of VNET Group, Inc. (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On February 13, 2026, the Issuer entered into (i) an amendment, dated as of February 13, 2026, to that certain investment agreement, dated as of January 28, 2022, by and among the Issuer, Blackstone Tactical Opportunities Fund - FD and the Notes Investors (as defined below) (such amendment, the "Convertible Notes Amendment"); (ii) an amendment, dated as of February 13, 2026, to that certain investment agreement, dated as of June 22, 2020, by and among the Company BTO Vector Fund ESC (CYM) L.P, Blackstone Tactical Opportunities Fund - FD and the Notes Investors (such amendment, the "Preferred Shares Amendment"); and (ii) that certain indenture (the "Indenture"), dated as of February 13, 2026, between the Issuer, as issuer and Citibank, N.A., as trustee (the "Trustee"), to amend and restate certain terms of the Company's previously issued 2% convertible notes due 2027 in aggregate principal amount of US$250.0 million (the "Amended Notes").

On February 17, 2026, Vector Holdco Pte. Ltd. and BTO Vector Fund FD (CYM) L.P. (the "Notes Investors"), acting in their capacity as holders of the Amended Notes, notified the Issuer and the Trustee of the occurrence of a Transfer Event and a Minimum Shareholding Event (each, as defined in the Indenture) in connection with the Indenture for the Amended Notes. In connection with such events, the Notes Investors will dispose of all such Amended Notes through certain secondary sale transactions, resulting in the disposition of 147,340,909 Class A Ordinary Shares (on an as-converted basis with respect to such Amended Notes) (the "Sale Transactions").

The full text of each of the Convertible Notes Amendment, the Preferred Shares Amendment and the Indenture, attached as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, are incorporated by reference in their entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and as follows:

The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a). The reported securities are directly held as follows:

* Vector Holdco beneficially owns 60,578,130 Class A Ordinary Shares held in the form of ADSs directly held by Vector HoldCo.
* Vector Fund ESC beneficially owns 268,998 Class A Ordinary Shares held in the form of ADSs directly held by Vector Fund ESC; and
* Vector Fund FD beneficially owns 1,565,652 Class A Ordinary Shares held in the form of ADSs directly held by Vector Fund FD.

The securities held by Vector Holdco, Vector ESC and Vector Fund FD (together, the "Direct Holders") represent an aggregate of 62,412,780 Class A Ordinary Shares, which constitutes 3.94% of outstanding Class A Ordinary Shares (on an as-converted basis). Calculations of the percentage of Class A Ordinary Shares beneficially owned assumes that there were 1,583,373,683 Class A Ordinary Shares issued and outstanding of the Issuer as of February 28, 2025 (excluding (a) treasury shares and (b) Class A Ordinary Shares in the form of ADSs that are reserved for future issuances upon the exercise or vesting of share incentive awards), as reported in the Issuer's annual report on Form 20-F filed with the SEC on April 25, 2025.

BTO Super Holding is the 100% equity owner of Vector Holdco. BTO SG is the 100% equity owner of BTO Super Holding. BTO Holdings is the general partner of Vector Fund ESC and Vector Fund FD. BTOMA is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP and BTOLRA are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone IV is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone IV GP is the general partner of Blackstone IV. Blackstone IV GP Management (Delaware) is the general partner of Blackstone IV GP. Blackstone IV GP Management is the general partner of Blackstone IV GP Management (Delaware). Blackstone Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's Managing Directors and controlled by its founder, Stephen A. Schwarzman.

As a result of such relationships, each of the foregoing may be deemed to beneficially own the Class A Ordinary Shares that are directly or indirectly controlled by such Reporting Person, but neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Ordinary Shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13(d) and 13(g) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7 through 10 of each of the cover pages hereto and in Item 5(a) hereof are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as set forth in this Amendment No. 4, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I to Amendment No. 3, has effected any transaction in Class A Ordinary Shares in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

After giving effect to the Sale Transactions, which are expected to settle on February 19, 2026, the Reporting Persons will cease to be the beneficial owners of more than five percent of the Issuer's Class A Ordinary Shares (on an as-converted basis). The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.1 Joint Filing Agreement, dated February 1, 2022 (incorporated by reference to Exhibit 99.1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 1, 2022)

99.2 The amendment dated as of February 13, 2026 to an investment agreement dated as of January 28, 2022, entered into by and among VNET Group, Inc., Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD (Cayman) - NQ L.P. (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by VNET Group, Inc. with the Securities and Exchange Commission on February 17, 2026)

99.3 The amendment dated as of February 13, 2026 to an investment agreement dated as of June 22, 2020, entered into by and among VNET Group, Inc., Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD (Cayman) - NQ L.P. (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by VNET Group, Inc. with the Securities and Exchange Commission on February 17, 2026)

99.4 The indenture dated as of February 13, 2026, entered into by and between VNET Group, Inc. as issuer and Citibank, N.A., as trustee (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by VNET Group, Inc. with the Securities and Exchange Commission on February 17, 2026)

99.5 Signature Page dated February 18, 2026

## Signatures
- Vector Holdco Pte. Ltd.: /s/ Aravind Krishnan Sreekumar, Aravind Krishnan Sreekumar / Director (02/18/2026)
- BTO Vector Fund ESC (CYM) L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Person of BTO GP - NQ L.L.C., See Exhibit 99.5 (02/18/2026)
- BTO Vector Fund FD (CYM) L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Person of BTO GP - NQ L.L.C., See Exhibit 99.5 (02/18/2026)
- BTO Super Holding (NQ) Co. III Pte. Ltd.: /s/ Aravind Krishnan Sreekumar, Aravind Krishnan Sreekumar / Director (02/18/2026)
- Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Person of BTO GP - NQ L.L.C., See Exhibit 99.5 (02/18/2026)
- BTO Holdings (Cayman) - NQ Manager L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Person of BTO GP - NQ L.L.C., See Exhibit 99.5 (02/18/2026)
- Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Person of BTO GP - NQ L.L.C., See Exhibit 99.5 (02/18/2026)
- BTO GP-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Person (02/18/2026)
- Blackstone Tactical Opportunities LR Associates (Cayman) - NQ Ltd.: /s/ Christopher J. James, Christopher J. James / Authorized Person of Blackstone Capital Holdings Director L.L.C., See Exhibit 99.5 (02/18/2026)
- Blackstone Holdings IV L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary of Blackstone Holdings IV GP Management L.L.C., See Exhibit 99.5 (02/18/2026)
- Blackstone Holdings IV GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary of Blackstone Holdings IV GP Management L.L.C., See Exhibit 99.5 (02/18/2026)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary of Blackstone Holdings IV GP Management L.L.C., See Exhibit 99.5 (02/18/2026)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (02/18/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (02/18/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (02/18/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (02/18/2026)